Exhibit 99(h)(5)

November 1, 2012

The Board of Directors of TCW Funds, Inc.

TCW Funds, Inc.

865 South Figueroa Street

Los Angeles, California

Re: Expense Limitations

Gentlemen:

TCW Investment Management Company (“Adviser”), investment adviser to the following TCW Fund agrees to the following expense limitations: 1.04% with respect to the TCW International Growth Fund I Class and 1.34% with respect to the TCW International Growth N Class.

The Adviser agrees that in the event the overall expenses of the Class I or Class N shares of the TCW International Growth Fund exceed the stated expense limit on an annualized basis, the Adviser shall reimburse the class or classes of the fund in respect of such shares, for the difference. Each expense limitation does not include any expenses attributable to interest and acquired fund fees and expenses, if any.

This expense limitation, as applicable to the Fund, shall commence on November 1, 2012, and continue to February 28, 2014. The Adviser may, at its sole discretion, extend or modify the expense limitation at the conclusion of the period.

Very truly yours,

/s/ Charles W. Baldiswieler
Charles W. Baldiswieler
Group Managing Director